Exhibit 99.100

NexTech Signs First International AR Ecommerce Deal With Moccamaster

Company accelerates with sign up of new AR ecomm customers

New York, NY – Toronto, ON – November 21, 2019 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), the leader in augmented reality for e-commerce and AR learning applications, is pleased to announce that Moccamaster, a manufacturer of premium quality coffee brewers and grinders headquartered in the Netherlands, has signed a deal for the companies WebAR e-commerce solution.

NexTech continues to scale and sign up new customers for its state of the art end-to-end AR e-commerce solutions. The company is now able to scale by using its recently announced revolutionary CaptureAR technology, a lightning-fast AR creation tool which uses a cell phone camera to create 3D AR photorealistic objects. Photo realistic ARitized product SKUs are viewed from an e-commerce product page using augmented reality in a standard web browser, no app required.

Speaking to the key benefit of 3D/AR Kathleen Bauer, Chief Operating Officer of Moccamaster, shares that: “We are leveraging augmented reality to engage with customers enabling them to see our brewers up close and from all angles on-line.”

Evan Gappelberg, CEO of NexTech AR, comments “Unlike typical coffee makers, Moccamaster brewers are noted for their craftsmanship and quality ‘golden cup’ coffee experience. With their products sold at a premium price point, NexTech’s AR will allow discerning customers to get up close and appreciate the quality of Moccamaster. With the ability to view the product from every angle and to pinch and zoom into key product features, our AR solutions add tremendous value and are really a game changer to companies such as Moccamaster, helping them to convert online e-commerce shoppers into buyers. We are excited for Moccamaster as we expect them to achieve significant results through their retail network using NexTech’s end-to-end augmented reality offering”.

NexTech clients can experience up to a 400% increase in customer engagement with their products and up to a 2000% increase in add to cart rates, all of which equate to increased sales.

About Moccamaster

Moccamaster, based in the Netherlands, is a manufacturer of premium quality coffee brewers and grinders. Their products are certified by the Specialty Coffee Association (SCA) and granted the European Coffee Brewing Center’s (ECBC) Seal of Approval meeting their strict gold cup quality guidelines.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The company is pursuing four multi-billion dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for e-commerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end e-commerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q4 2019, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: expected to launch in Q4 2019/Q1 2020 the ad platform will be the industry’s first end-end solution whereby the company will leverage it’s 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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